December 2, 2015

MetLife Insurance Company USA

Form S-3 Registration Statement

Under the Securities Act of 1933

File No. 333-207091

Metropolitan Life Insurance Company

Form S-3 Registration Statement

Under the Securities Act of 1933

File No. 333-207093

Memorandum Responding to Commission Staff Written Comments

Dated November 20, 2015

Pursuant to Commission Release No. 33-5231, March 2, 1972

Set out below are responses to written comments received from Sonny Oh of the Securities and Exchange Commission (“Commission”) staff on November 20, 2015 relating to (i) the initial registration statement on Form S-3 under the Securities Act of 1933, as amended (“Securities Act”), filed with the Commission on September 23, 2015 by Metlife Insurance Company USA (“MUSA”) for Shield Level Selector 3-Year Annuity Contract (“National Version”), and (ii) the initial registration statement on Form S-3 under the Securities Act, filed with the Commission on September 23, 2015 by Metropolitan Life Insurance Company (“MLIC,” and together with MUSA, the “Registrants”) for Shield Level Selector 3-Year Annuity Contract (“NY Version”) (each a “Registration Statement,” and together, the “Registration Statements”).

The Commission staff comments discussed below will be addressed in a pre-effective amendment to each Registration Statement filed under the Securities Act. As applicable, changes to disclosure in response to Commission staff comments will be reflected in revised prospectuses for each of the National Version (“National Revised Prospectus”) and the NY Version (“NY Revised Prospectus”). Included with this memorandum are marked pages from the National Revised Prospectus and the NY Revised Prospectus reflecting the changes made in response to the comments from the Commission staff. The page numbers in the staff comments below refer to the marked courtesy copy of the National Version prospectus previously provided to the Commission staff.

1.	Staff Comment (General)

As outlined in General Instruction 1 of Form S-3, please explain to the staff in detail the basis upon which the Company is eligible to file its registration statement on Form S-3.

Response:   In July of 2012, Form S-3 was amended (the “Form S-3 Amendments”) in a way the Registrants believe clarifies the use of Form S-3 for insurance contracts issued by an insurance company (see SEC Release No. 33-9245 (Jul. 27, 2011) (the “Amending Release”)).

In order to be eligible to use Form S-3, a registrant must meet certain eligibility requirements, and the security offering must fall within one of six “conditions.” As discussed below, the Registrants believe that interests in both the National Version and the NY Version are qualified to be registered on Form S-3 because each respective Registrant meets the registrant eligibility requirements, and each security offering falls within “Primary Offerings of Non-Convertible Securities Other than Common Equity,” one of the six eligible conditions.

In pertinent part, General Instruction I. of Form S-3 requires that a registrant relying on the Form (i) be organized under the laws of the U.S. or any state and have its principal business operation in the U.S., (ii) has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”) or a class of equity securities registered pursuant to Section 12(g) of the Exchange Act, or is required to file reports pursuant to Section 15(d) of the Exchange Act, (iii) has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all material required to be filed pursuant to Sections 13, 14 or 15(d), as well as filed in a timely manner all reports required, for a period of at least twelve calendar months immediately preceding the filing of the registration statement, (iv) has not failed (nor have any of its consolidated or unconsolidated subsidiaries failed) to pay any dividend or sinking fund installment on preferred stock or defaulted on any installment or installments on indebtedness for borrowed money or on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries taken as a whole (collectively, a “Material Failure to Pay”), and (v) submitted electronically to the Commission and posted on its corporate Website, if any, all Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the twelve calendar months and any portion for a month immediately preceding the filing of the registration statement.

MUSA meets these conditions because MUSA (i) is a stock insurance company chartered in the state of Delaware and has its principal offices located at 11225 North Community House Road, Charlotte, North Carolina 28277, (ii) is required to file reports pursuant to Section 15(d) of the Exchange Act and has filed all the material required by Section 15(d), and all reports required, in a timely manner for a period of at least twelve calendar months immediately preceding the filing of this registration statement, (iii) has not had a Material Failure to Pay and (iv) has met its Interactive Data File obligations in the last twelve calendar months.

MLIC meets these conditions because MLIC (i) is a stock insurance company chartered in the state of New York and has its principal offices located at 200

Park Avenue, New York, New York 10166-0188, (ii) has a class of securities registered pursuant to Section 12(g) of the Exchange Act and has filed all the material required by Section 13, and all reports required, in a timely manner for a period of at least twelve calendar months immediately preceding the filing of this registration statement, (iii) has not had a Material Failure to Pay and (iv) has met its Interactive Data File obligations in the last twelve calendar months.

In addition to the registrant-specific requirements, General Instruction I.B. of Form S-3 requires that the security offering meets the particular conditions of any of the six types of security offerings specified. One of these eligible security offerings is the “primary offering of non-convertible securities other than common equity” described in General Instruction I.B.2. Prior to the Form S-3 Amendments, there was some debate whether an insurance contract was a “primary offering of non-convertible securities other than common equity” and whether an insurance company could use its outstanding registered insurance contracts (such as registered contracts with a market value adjustment feature and variable annuities) to meet the requirement set forth in condition (ii) of General Instruction I.B.2. that the registrant must have outstanding, as of a date within 60 days prior to the filing of the registration statement, at least $750 million of “non-convertible securities, other than common equity, issued in primary offerings” for cash registered under the Securities Act. The Registrants believe the addition of the new instruction (the “New Instruction”) to General Instruction I.B.2, brought about by the Amending Release, makes clear that an insurance company using Form S-3 to register offerings of insurance contracts may include the contract value, as of the measurement date, of any outstanding insurance contracts, including variable insurance contracts, issued in offerings registered under the Securities Act when calculating whether it has at least $750 million of non-convertible securities, other than common equity issued in primary offerings. As of August 31, 2015, each Registrant has over $750 million outstanding in insurance contract value for insurance contracts issued under the Securities Act and thus each Registrant satisfies condition (ii) of General Instruction I.B.2. Furthermore, each Registrant is a wholly-owned subsidiary of MetLife, Inc., a well-known seasoned issuer, and thus each Registrant also satisfies condition (iii) of General Instruction I.B.2.

Each Registrant has previously registered an insurance contract on Form S-3 with features substantially similar to the National Version and the NY Version, respectively. See File Nos. 333-185333 and 333-200996. In addition, other insurance companies have used Form S-3 to register insurance contracts with features similar to the National Version and NY Version. See Voya SmartDesign Multi-Rate Index Annuity issued by Voya Insurance and Annuity Company (File No. 333-203647); Structured Investment Option issued by AXA Equitable Life Insurance Company (File No. 333-180899); and Allstate RightFit issued by Allstate Life Insurance Company (File No. 333-178570). Finally, each Registrant has registered a number of insurance contracts with market value adjustment features on Form S-3. (See File Nos. 333-178884, 333-178885, 333-178886, 333-178888, 333-178889, 333-192929, 333-201856, 333-201857, 333-201860 and 333-201861).

2.	Staff Comment (Page 4)

For the National Version, please delete the term and definition for “MetLife” on page 6.

Response:   Comment complied with. The term and definition have been deleted. See page 6 of the National Revised Prospectus.

3.	Staff Comment (Page 8)

For the National Version, please highlight the first sentence of the fourth paragraph and for the NY Version, the last sentence of the third paragraph.

Response:   Comment complied with. See page 8 of the National Revised Prospectus and page 8 of the NY Revised Prospectus.

4.	a. Staff Comment (Page 12)

Please delete the clause added to the last sentence of the fifth paragraph in light of preceding added disclosure in the same paragraph.

Response:   Comment complied with. See page 12 of the National Revised Prospectus and page 12 of the NY Revised Prospectus.

b. Staff Comment (Page 12)

Rather than delete the last paragraph of this section in its entirety, please consider replacing it with the current position regarding same sex marriages, i.e., reiterate the fourth paragraph under “Federal Tax Considerations – Introduction” on page 35 here.

Response:   Comment complied with. See page 13 of the National Revised Prospectus and page 13 of the NY Revised Prospectus.

5.	Staff Comment (Pages 16 and 17)

Please highlight the last sentence of the first paragraph under “Shield Rates” on page 16, the third paragraph following the Shield Rates table on page 16, and the last paragraph added under “Rate Crediting Types” on page 17.

Response:   Comment complied with. See pages 16 and 17 of the National Revised Prospectus and pages 16 and 17 of the NY Revised Prospectus.

6.	a. Staff Comment (Page 24)

For the National Version, in item (d) of same formula, please briefly explain what “endorsement fees” are and disclose those fees on page 10.

Response:   MUSA has determined that there will be no endorsement fees in connection with the National Version and, as a result, will delete the reference to “endorsement fees.” See page 24 of the National Revised Prospectus.

b. Staff Comment (Page 24)

For the National Version, following item (vii) under “When No Withdrawal Charge Applies” on page 25, please identify those states where the Nursing Home Exception/Terminal Illness Exception are not available.

Response:   MUSA has reviewed the staff’s comment and notes that the requested disclosure regarding states where the Nursing Home Exception/Terminal Illness Exception is not available already appears under the heading “Nursing Home Exception/Terminal Illness Exception.”

7.	Staff Comment (Page 33)

In the paragraph preceding and following “Death of Owner During the Income Period” on page 35, please clarify that remaining Income Payments will be paid upon your death only if applicable, i.e., not necessarily true for Life Annuity option.

Response:   Comment complied with. See page 35 of the National Revised Prospectus and page 35 of the NY Revised Prospectus.

8.	Staff Comment

Please confirm that the “Federal Tax Considerations” section beginning on page 35 is current and accurate.

Response:   Each Registrant confirms that the “Federal Tax Considerations” section in its Registration Statement is current and accurate.

9.	Staff Comment

For the National Version, in the first paragraph under “Your Right to Cancel (Free Look)” on page 43, please identify the states that do not require a free look provision.

Response:   MUSA has determined that each state in which it will sell the National Version has a free look provision and, as a result, will delete the sentence that states: “Not all Contracts issued are subject to free look provisions under state law.” See page 43 of the National Revised Prospectus.

10.	Staff Comment

In the first sentence of the third paragraph under “Distribution of Contracts” beginning on page 46, please define “Company.”

Response:   Comment complied with. See page 47 of the National Revised Prospectus and page 46 of the NY Revised Prospectus.

PART II

11.	Staff Comment

Please confirm Item 14 as to accuracy of legal fees and registration fee for National Version.

Response:   MUSA has reviewed the legal fees and expenses and the registration fees disclosed in response to Item 14 of Form S-3 and will update the relevant information, as needed, in a pre-effective amendment to the Registration Statement.

12.	Staff Comment

Please confirm that all exhibits specific to this annuity contract have been filed. For example, please note the lack of any reference to Separate Account in Exhibit 1.

Response:   MUSA and MLIC will update the relevant information, as needed, in a pre-effective amendment to the Registration Statements.

13.	Staff Comment

For the NY Version, please note that no power of attorney was provided for director Edward J. Kelley, III, nor did he sign the registration statement.

Response:   MLIC acknowledges the staff’s comment and notes that the Registration Statement for the NY Version was signed (and the anticipated pre-effective amendment to the Registration Statement will be signed) by a majority of the Registrant’s board of directors, as required by Section 6(a) of the Securities Act. MLIC anticipates filing the power of attorney for director Edward J. Kelley, III in connection with the next refresh of the Registration Statement on Form S-3.

14.	Staff Comment

Financial Statements, Exhibits, and Certain Other Information Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response:   Each Registrant confirms that all applicable financial statements, exhibits, and other disclosures not included in its Registration Statement will be filed by pre-effective amendment.

15.	Staff Comment

Please file the requested “Tandy” representations when filing the Amendment.

Response:   Comment complied with. Each Registrant will file via EDGAR a standard “Tandy” letter along with the pre-effective amendment to its Registration Statement.

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